SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


     Commission File Number 1-04721


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         CENTEL RETIREMENT SAVINGS PLAN
                          FOR BARGAINING UNIT EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               SPRINT CORPORATION
                               6200 SPRINT PARKWAY
                             OVERLAND PARK, KS 66251

                         CENTEL RETIREMENT SAVINGS PLAN


                          FOR BARGAINING UNIT EMPLOYEES


                               2003 ANNUAL REPORT


                                      WITH


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                         CENTEL RETIREMENT SAVINGS PLAN

                          FOR BARGAINING UNIT EMPLOYEES

                          Index to Financial Statements





Report of Independent Registered Public Accounting Firm



Financial Statements

o    Statements of Net Assets Available for Benefits as of December
     31, 2003 and 2002                                                   1

o    Statements of Changes in Net Assets Available for Benefits for
     the Years Ended December 31, 2003, 2002, and 2001                   2

o    Notes to Financial Statements                                       3



Supplemental Schedule

o    Schedule I    Schedule H, Line 4(i) - Schedule of Assets
                   (Held at End of Year)                                11

             Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee
Sprint Corporation

We have audited the accompanying statements of net assets available for benefits of the Centel Retirement Savings Plan for Bargaining Unit Employees (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/ Ernst & Young LLP

Kansas City, Missouri
June 11, 2004


                                  CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                     (Thousands of Dollars)


                                                                             As of December 31:

                                                                              2003                2002
                                                                          -----------         ------------


PLAN ASSETS

         Investments at Current Value                                     $ 126,530           $ 106,808

         Receivables:
              Receivables for unsettled security sales                          119                   8
              Transfers receivable                                               41                  31
              Contributions receivable                                            1                   -
              Other receivables                                                   0                   4
              Accrued interest and dividend income                                1                   1
                                                                          -----------         ------------
                                                Total assets                126,692             106,852
                                                                          -----------         ------------
PLAN LIABILITIES

         Forfeitures payable                                                      0                   1
         Accrued investment expenses                                              0                   -
         Payable for unsettled security purchases                                66                   -
         Other payables                                                          65                  64
                                                                          -----------         ------------
                                           Total liabilities                    131                  65
                                                                          -----------         ------------
                           Net assets available for benefits              $ 126,561           $ 106,787
                                                                          -----------         ------------
                                                                          -----------         ------------


See Notes to Financial Statements
                                                                                                                                1



                                  CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                     (Thousands of Dollars)


                                                                                     For the Year Ended December 31:

                                                                             2003                2002                2001
                                                                         -----------         -----------         -----------

Investment Income (Loss):
          Interest                                                       $     257           $     511           $   1,886
          Dividends                                                          1,580               1,280               1,429
          Net realized and unrealized appreciation (depreciation)
                in the current value of investments                         16,620             (83,800)             14,162
                                                                           -----------         -----------         -----------
                                          Net investment income (loss)      18,457             (82,009)             17,477

Contributions - employer (net)                                               4,039               4,517               4,772
Contributions - employee                                                     6,312               7,007               7,522
Administrative fees                                                             (6)                 (3)                 (3)
Withdrawals                                                                 (8,720)            (11,184)            (15,016)
Inter-plan fund transfers (net)                                               (308)               (716)             (1,978)
                                                                           -----------         -----------         -----------
                                               Net increase (decrease)      19,774             (82,388)             12,774

Net Assets Available for Benefits:

          Beginning of year                                                106,787             189,175             176,401
                                                                           -----------         -----------         -----------
          End of year                                                    $ 126,561           $ 106,787           $ 189,175
                                                                           -----------         -----------         -----------
                                                                           -----------         -----------         -----------

See Notes to Financial Statements














                                                                                                                         2


          CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


1.   DESCRIPTION OF THE PLAN

The following brief description of the Centel Retirement Savings Plan for Bargaining Unit Employees (the Plan) provides only general information. For more complete information participants may refer to the Plan document and the Summary Plan Description, which can be obtained by calling the Employee Solutions Network at 800-697-6000.

General
-------

The Plan is a  defined  contribution  plan  established  by  Centel  Corporation
("Centel" or the "Company") and adopted by substantially all of its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is a qualified cash or deferred arrangement as defined in Section 401(k) of the Internal Revenue Code.

On March 9, 1993, Centel merged with Sprint Corporation (Sprint) and the Company became a wholly owned subsidiary of Sprint. Since the merger of Centel and Sprint, the Plan continues to provide benefits to eligible employees of the Company and its subsidiaries which have adopted the Plan. Effective November 1, 2000, the Centel Employees' Stock Ownership Plan (CESOP) was merged into the Plan and the Sprint Retirement Savings Plan as appropriate.

Eligibility
-----------

Participation in the Plan is voluntary. Individuals who are employed by the Company or one of its adopting subsidiaries and who are represented by a collective bargaining unit that has negotiated for benefits under the Plan are eligible to participate upon date of hire. If an individual is not a permanent full-time employee, the employee is eligible to participate after completing six months of service.

Contributions
-------------

Participants may contribute up to 10% of their salary or wages to a pre-tax account. Participants may make after-tax contributions to the Plan, provided the sum of pre-tax and after-tax contributions does not exceed 16% of the participant's pay. The first 6% is referred to as the basic contribution. Federal income taxes are deferred on the pre-tax amounts contributed until the funds are withdrawn from the Plan.

Pre-tax participant contributions may not exceed annual limitations defined in the Internal Revenue Code (Code) of $12,000 for the 2003 plan year, $11,000 for the 2002 plan year and $10,500 for the 2001 plan year. The percentage that may be contributed by participants who meet the definition of a highly compensated employee as defined in the Code is periodically recalculated in order to maintain compliance with the nondiscrimination provisions of the Code.

Subject to certain limitations and restrictions, the Plan permits participants to make rollover contributions from other plans qualified under Section 401 of the Code.

The Company makes a matching contribution to the Plan in an amount which, together with forfeitures of the Company contribution due to participants' withdrawals, equals 70% (or other percentage as established in the participant's collective bargaining agreement as noted in Schedule B of the Plan) of the first 6% contributed by participants. Participant contributions in excess of 6% of each participant's pay are not included in this calculation of the Company matching contribution. Upon completion of an enrollment form by the participant, the Company also makes a profit-sharing contribution of 1% (or other percentage as established in the participant's collective bargaining agreement as noted in Schedule C of the Plan) of eligible pay to all participants, regardless of whether or not they elect to contribute to the Plan. Company and employee contributions are made in cash.

          CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


Contributions (cont'd)
----------------------

Effective March 2002, participants may choose to receive annual taxable dividend payments on vested Sprint FON Company matching contributions and pre-2002 employee FON contributions.

In 2002, catch-up contributions were made available to collective bargaining units that negotiated for this benefit. To be eligible to make catch-up contributions, a participant must be age 50 by the end of the respective plan year and must contribute the maximum elective contribution for that plan year. For plan year 2003, the pre-tax catch-up contribution limit was $2,000. In plan year 2002, the pre-tax catch-up contribution limit was $1,000.

Investment Funds
----------------

Participants may direct their contributions into any of thirty funds among which are three large capitalization Growth Stock funds, a Large Blend Stock Fund, two Large Capitalization Value Stock funds, a Money Market Fund, four Bond funds, five International and Emerging Market Equity funds, three Small Capitalization Stock funds, two Mid-Capitalization Stock funds, a U. S. Equity Index Fund, an Emerging Market Debt Fund, as well as the Sprint FON Stock Fund and the Sprint PCS Stock Fund. The participants may also direct their contributions into five pre-mixed portfolio investment options: Conservative Growth Portfolio, Moderate Growth Portfolio, Balanced Growth Portfolio, High Growth Portfolio and Aggressive Growth Portfolio.

As of June 30, 2001, the Bond Fund, the Growth Stock Fund, Aggressive Growth Stock Fund, Value Stock Fund and International Stock Fund were invested in the PIMCO Total Return Investment Fund, the Fidelity Magellan Fund, the Fidelity Dividend Growth Fund, the Fidelity Equity Income Fund, and the Fidelity Overseas Fund, respectively. The Interest Income Fund was managed by Fidelity Management Trust Company and was invested in a number of investment contracts issued by various insurance companies and banks and the PIMCO Low Duration Fund, Inc. as well as the PIMCO Low Duration II Fund, Inc. The U.S. Stock Index Fund invested in the Fidelity U.S. Equity Index Fund, Inc. and was also managed by Fidelity Management Trust Company.

On July 1, 2001, investment offerings in the Plan expanded to thirty and three existing investment vehicles in the Plan were replaced as follows:



Investment Option        Vehicle Name                      Service              Replacement Vehicle            Effective
       Name                                                 Dates                                                Date


Bond Fund                PIMCO Total Return Fund           10/1/95 - 7/1/01     PIMCO Separately Managed       7/1/01
                                                                                (B acct.)

Interest Income Fund     Fidelity Separately Managed        4/1/92 - 7/1/01     PIMCO Separately Managed       7/1/01
                                                                                (I acct.)

U.S. Stock Fund          Fidelity U.S. Equity Index Fund   10/1/96 - 7/1/01     Barclay's Equity Index Fund    7/1/01





The following changes were implemented during Plan Year 2002:




Investment Option        Vehicle Name                      Service Dates        Replacement Vehicle            Effective
       Name                                                                                                       Date


Growth Stock Fund        Harbor Capital Appreciation Fund   7/1/01 - 12/31/02   Jennison Associates, LLC       12/31/02
                                                                                (separately managed account)

Aggressive Growth Stock  White Oak Growth Stock Fund        7/1/01 - 12/31/02   Oak Associates, Ltd.           12/31/02
Fund                                                                            (separately managed account)

Value Stock Fund I       Barclay's Russell 1000 Value       7/1/01 - 12/31/02   Harris Associates, L.P.        12/31/02
                         Index Fund                                             (separately managed account)



                                                                                                                                4


          CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003



Investment Funds (Continued)
----------------------------

The following changes were implemented during Plan Year 2003:



Investment Option        Vehicle Name                     Service Dates         Replacement Vehicle           Effective
       Name                                                                                                      Date


Mid-Cap Growth Stock     Fidelity OTC Portfolio            7/1/01 - 7/1/03      Harbor Mid-Cap Growth Stock    7/1/03
Fund                                                                            Fund

Aggressive Growth        Oak Associates (separately      12/31/02 - 7/1/03      Fidelity OTC Fund              7/1/03
Stock Fund               managed acct.)

Global Equity Fund       Janus Aspen Worldwide Growth      7/1/01 - 7/1/03      GMO Global Equity Allocation   7/1/03
                                                                                Strategy

International Stock      Barclay's EAFE Equity Index Fund  7/1/01 - 7/1/03      NTGI EAFE Equity Index         7/1/03
Fund                                                                            Fund "F"

Money Market Fund        Barclay's Money Market Fund       7/1/01 - 7/1/03      NTGI Short Term Investment     7/1/03
Fund                                                                            Fund

U.S. Stock Index Fund    Barclay's Equity Index Fund "F"   7/1/01 - 7/1/03      NTGI S&P 500 Equity Index      7/1/03
                                                                                Fund

Small Cap Stock Fund     Barclay's Russell 2000 Index Fund 7/1/01 - 7/1/03      NTGI Russell 2000 Index Fund   7/1/03



Participants may, at their discretion, alter the array of funds in which their payroll contributions are invested. Participants may also execute a transfer of funds on any day the New York Stock Exchange is open.

Other limitations on transfers between funds apply in certain circumstances.

Concentration of Risk
---------------------

At December 31, 2003, 2002 and 2001, a portion of the Plan's assets were in shares of Sprint FON and PCS common stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

The Plan's other investment options include a variety of stocks, bonds, mutual funds, and other securities. Investment securities subject participants to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Vesting
-------

Participants are 100% vested in their employee contribution and Company profit sharing contribution account balances at all times.

Effective December 1, 2001, the vesting of Company matching contributions is based on a graded vesting schedule which is: 20% vested after two years of service, 40% vested after three years of service, 60% vested after four years of service and

          CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


Vesting (cont'd)
----------------

100% vested after five or more years of continuous service with the Company. Earlier vesting may occur if, while an employee of the Company, a participant:
(1) attains age 65, (2) incurs a permanent and total disability, or (3) dies.

Withdrawing participants who do not meet these vesting guidelines forfeit the non-vested portion of the Company contribution. Such amounts are used to offset future Company contribution requirements.

Withdrawals
-----------

Participants may withdraw the vested value of their account when they retire, terminate employment with the Company, reach age 59 1/2, or meet "hardship" requirements defined in the Code. In-service withdrawals may be made by participants up to twice per year. The maximum amount of an in-service withdrawal is the sum of the after- tax account, rollover account, and the vested portion of the Company match account. The minimum in-service withdrawal is the lesser of $200 or 100% of the vested account balance.

Participant Loans
-----------------

Participants may borrow up to the lesser of (1) one-half of the total value of their vested account balance or (2) $50,000. The minimum loan is $1,000. Amounts borrowed by participants must be repaid within 5 years. In the event that the proceeds of the loan are used to acquire a participant's principal residence, the maximum repayment period may be as much as 10 years and the minimum loan is $5,000. The interest rate charged on loans is set by Sprint's Employee Benefits Committee.

Participant Accounts
--------------------

A separate account is maintained for each participant in the Plan. Each participant's account is adjusted for (a) Company contributions on behalf of the participant, (b) the participant's contributions to the Plan, including rollover contributions, (c) the participant's share of any investment income, (d) withdrawals, (e) loans, and (f) forfeitures of Company contributions due to the participant's withdrawal.

Administration and Plan Expenses
--------------------------------

The Plan is administered by Sprint's Employee Benefits Committee. Administrative and investment expenses are expenses of the Plan and, except to the extent paid by the Company, are paid out of the trust.

Termination
-----------

Although the Company has not expressed an intention to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. Should the Plan terminate, the accounts of all participants will become non-forfeitable as of the date of termination.



The following information pertains to the Centel Employees' Stock Ownership Plan (CESOP) account:

Eligibility/Contributions - CESOP
---------------------------------

Employees of Centel, during the period of January 1, 1975, through December 31, 1986, were eligible to participate in the CESOP. The Company made all contributions to the CESOP through December 31, 1986. Effective January 1, 1987, concurrent with the effective date of the Tax Reform Act of 1986, contributions to the CESOP ceased.

          CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003


Investment Fund - CESOP
-----------------------

Plan assets are invested solely in Sprint FON common stock and Sprint PCS common stock except for amounts necessary to meet anticipated administrative expenses and distributions.

Vesting - CESOP
---------------

Participants are 100% vested in their account balances at all times.

Withdrawals - CESOP
-------------------

Participants may elect to withdraw all of their CESOP account balance while an active employee of the Company. Upon termination of employment, retirement, death, total and permanent disability, or upon termination of the Plan, participants may elect to withdraw their entire account balance.

Dividends - CESOP
-----------------

Dividends earned on shares held in the CESOP account are distributed annually to participants unless otherwise elected by a participant, or are reinvested if the amount of the dividend payment is less than $10.

Participant Accounts - CESOP
----------------------------

A separate CESOP account is maintained in each participant's 401(k) account. Each participant's account is adjusted for (a) the participant's share of any investment income or loss, and (b) withdrawals.

          CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                          NOTES TO FINANCIAL STATEMENS
                               DECEMBER 31, 2003


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of the Plan:

Valuation of Investments
------------------------

Investments of the Plan are valued at current value. The current value of the common stock is based on the value of the last reported sale in the active market in which they are traded on the last business day of the year. The current value of equity mutual funds and bond mutual funds are valued at the redemption price on the last business day of the year. The current value of the short term investments is estimated at cost plus accrued interest. Notes receivable from participants are valued at their principal balance.

Interest and Dividend Income
----------------------------

Dividend income is recorded on the ex-dividend date. Income from the investments is recorded as earned on an accrual basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from these estimates.

Income Tax Status
-----------------

The Plan has received a determination letter from the Internal Revenue Service dated June 12, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Withdrawals
-----------

Withdrawals, other than cash, are recorded at the current market value of the assets on the date of distribution.

Reclassifications
-----------------

Certain prior-year amounts have been reclassified to conform to the current-year presentation. These reclassifications had no effect on net assets available for benefits.

          CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003
                             (Thousands of Dollars)

3.  INVESTMENTS

     The Plan's investments are held by the Fidelity Management Trust Company of Boston, Massachusetts, as trustee. The following table presents the Plan investments that represent 5% or more of the Plan's net assets available for benefits.



                                                                      As of December 31:

                                                                       2003                 2002
        Investments at Current Value as Determined by             ------------         ------------
        Quoted Market Price:



               Sprint FON Common Stock                             $ 29,651             $ 29,566
               Sprint PCS Common Stock                               28,835               20,259
               Fidelity Magellan Fund                                 8,008                6,152
               Fidelity Equity Income Fund                            7,764                6,022
               PIMCO Separately Managed I Account                    26,502               27,381


     During 2003, 2002 and 2001, the Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in value as follows:



                                                                                    (Thousands of Dollars)
        Net Realized and Unrealized Appreciation                                For the Year Ended December 31:
        (Depreciation) in Value
                                                                       2003                  2002                       2001
                                                                   ------------         --------------             -------------

        Investments at Current Value as Determined by
        Quoted Market Price:

        Common stock:
               Sprint Corporation:
                   FON                                             $  3,777             $ (8,766)                  $     (16)
                   PCS                                                6,542              (67,358)                     15,365
               Sprint Corporation - CESOP:
                   FON                                                  612               (1,825)                        (28)
                   PCS                                                  191               (3,269)                        729

        Equity mutual funds                                           4,308               (4,364)                     (3,283)
        Bond mutual funds                                               932                1,888                       1,430
        Equity index fund                                               193                  (81)                        (17)
        Other                                                            65                  (25)                        (18)
                                                                   ------------         --------------             -------------
        Total Appreciation (Depreciation)                          $ 16,620             $(83,800)                  $  14,162
                                                                   ------------         --------------             -------------
                                                                   ------------         --------------             -------------

                                                                                                                                9



          CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2003


4.   RELATED PARTY TRANSACTIONS

Participants may elect to contribute a percentage of their contribution and Company contributions to the FON and PCS stock funds. In 2003, these combined contributions approximated $2 million for the FON stock fund and $3 million for the PCS stock fund. In 2002 and 2001, approximately $3 million and $4 million were contributed to the FON and PCS stock funds, respectively.

5.   LEGAL PROCEEDINGS

In 2003, several putative class action lawsuits were filed in the U. S. District Court for the District of Kansas by individual participants in the Plan, the Sprint Retirement Savings Plan, and the Sprint Retirement Savings Plan for Bargaining Unit Employees against Sprint, the committee that administers the plans, the trustee for the plans, and various current and former officers and directors of Sprint. These lawsuits have been consolidated before a single judge. The lawsuit alleges that defendants breached their fiduciary duties to the plans and violated the ERISA statutes by including FON stock and PCS stock among the investment options offered to plan participants. The lawsuit seeks to recover any decline in the value of FON stock and PCS stock during the class period.

6.   SUBSEQUENT EVENTS (unaudited)

Common Stock Recombination
--------------------------

In February 2004, Sprint's board of directors decided to recombine the tracking stocks and return to a single common stock. As a result, on April 23, 2004, each share of PCS stock automatically converted to 0.50 shares of FON stock. Concurrently, the Sprint FON Stock Fund and the Sprint PCS Stock Fund were combined. Since that date, contributions allocated to purchase Sprint stock may be directed only to the Company Stock Fund. The FON stock now represents the only outstanding common stock of Sprint.


Oversight Committee Reconstitution
----------------------------------

On April 1, 2004, the duties of the Pension and Savings Trusts Committee were assumed by the Employee Benefits Committee and the Pension and Savings Trusts Committee ceased to exist. The Employee Benefits Committee is the named fiduciary of the Plan and has responsibility for the administrative and financial activities of the Plan.

                        SUPPLEMENTAL SCHEDULE


                                                                                                                    Schedule I
                                                                                                                   Page 1 of 2



          CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                EIN: 48-0498479
                                   Plan #017
        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
                               December 31, 2003


                                                                              (Thousands of Dollars)

            Identity of Issue                                                  Cost              Current Value
------------------------------------------                                 ------------         ---------------


Common stock:
              Sprint Corporation:
                          FON**                                            $ 35,343                $ 29,651
                          PCS**                                              68,848                  28,835
              Sprint Corporation - CESOP:
                          FON**                                               2,865                   5,279
                          PCS**                                                 346                     855
                                                                           ------------         ---------------
                              Total common stocks                           107,402                  64,620
Equity Funds:
              Fidelity Magellan Fund**                                        8,328                   8,008
              Fidelity Equity Income Fund**                                   7,241                   7,764
              Fidelity OTC Portfolio Fund**                                   2,599                   1,978
              Fidelity Overseas Fund**                                        1,188                   1,171
              Fidelity Dividend Growth Fund**                                   767                     800
              Capital Guardian International Equity Fund                         49                      57
              Capital Guardian Emerging Market Equity Fund                       11                      14
              Jennison Associates LLC Separately Managed Acct.                   74                      93
              Harris Associates, L.P. Separately Managed Acct.                  149                     179
              Wall Street Associates Separately Managed Acct.                    89                     105
              American Century Equity Income Fund                               214                     239
              DFA U.S. Small-Cap Value Portfolio                                414                     466
              GMO Global Equity Allocation                                       80                      95
              Harbor Midcap Growth I                                            149                     164
                                                                           ------------         ---------------
                  Total Equity Mutual Funds                                  21,352                  21,133

Equity Index Funds:
              NTGI S&P 500 Equity Index Fund                                    452                     511
              NTGI Russell 2000 Index Fund                                      184                     223
              NTGI EAFE Index Fund                                               94                     118
                                                                           ------------         ---------------
                   Total US Stock Index Funds                                   730                     852

Bond Funds:
              PIMCO High Yield Fund                                             456                     487
              PIMCO Foreign Bond Fund                                           197                     193
              GMO Emerging Country Debt Share Fund                              526                     538
              PIMCO Separately Managed I Account                             23,848                  26,502
              PIMCO Separately Managed B Account                              2,618                   2,939
                                                                           ------------         ---------------
                   Total Bond Mutual Funds                                   27,645                  30,659


                                                                                                                            11





                                                                                                                  Schedule I
                                                                                                                 Page 2 of 2



          CENTEL RETIREMENT SAVINGS PLAN FOR BARGAINING UNIT EMPLOYEES
                                EIN: 48-0498479
                                   Plan #017
   Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) (Cont'd)
                               December 31, 2003



                                                                         (Thousands of Dollars)

              Identity of Issue                                        Cost                   Current Value
---------------------------------------------------               -------------              ----------------


Short-Term Investments:
              NTGI Short-term                                     $   1,584                  $   1,584
              Fidelity Retirement Market Account**                       14                         14
              Fidelity Investment Cash Portolio**                     1,411                      1,411
                                                                  ------------               ----------------
                  Total Short-Term Investments                        3,009                      3,009

Other Funds:
              Conservative  Growth Portfolio                              5                          5
              Moderate Growth Portfolio                                 101                        109
              Balanced Growth Portfolio                                 187                        205
              High Growth Portfolio                                      54                         64
              Aggressive Growth Portfolio                                57                         67
                                                                  ------------               ----------------
                  Total Other Investments                               404                        450

Participant Loans                                                     5,807                      5,807
                                                                  ------------               ----------------
Total Investments                                                 $ 166,349                  $ 126,530
                                                                  ------------               ----------------
                                                                  ------------               ----------------

** Indicates party-in-interest to the Plan.


                                                                                                                              12


                                   SIGNATURES




Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                              Centel Retirement Savings Plan
                              for Bargaining Unit Employees


                              By:  /s/ E. J. Holland, Jr.
                                       E. J. Holland, Jr.
Date:  June 25, 2004                   Employee Benefits Committee

                            EXHIBIT INDEX




Exhibit Number



  23       Consent of Independent Registered Public Accounting Firm